Exhibit 99.1
Agria Appoints Wah Kwong Tsang to Board of Directors; Reconfigures Board to Enhance Focus on Strategy and Communication
Beijing, China — August 23, 2011 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a China-based company with investments in the agriculture sector, today announced the appointment of Wah Kwong Tsang to Agria’s board of directors. Tsang will serve as an independent director and Chairman of the Audit Committee and member of Compensation Committee. Kenneth DeWoskin, who has served as Agria’s Audit Committee Chairman since March 2010, will now serve as a member of the Audit Committee, and also take over the new responsibilities for oversight of the ongoing development of Agria’s strategic plans and of the Company’s communication with the investor community. Additionally, as part of the board reconfiguration, Gary Tim King Yeung and Dr Shangzhong Xu, who have all served as directors of Agria since before its IPO in 2007, have both agreed to relinquish their directorships effective immediately.
Wah Kwong Tsang is a former partner of Hong Kong and China firm of PricewaterhouseCoopers. He has over 30 years of experience in the field of auditing. He is a fellow member of Hong Kong Institute of Certified Public Accountants, a member of Chinese Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants, UK.
Dr Kenneth DeWoskin is a former partner of Strategy and Business Development at a Big Four accounting firm. He is a well regarded and regular presenter on China business issues throughout the U.S., Europe and Asia including at the World Economic Forum. He has lived and worked extensively in both China and in Japan over the past 45 years.
Alan Lai, Chairman of Agria, commented: “Agria has accomplished tremendous achievements over the past year, including the transaction earlier in 2011 to increase our shareholding to 50.01% in a publicly-listed, New Zealand-based company, PGG Wrightson. PGG Wrightson, which reported turnover of NZ$1.15 billion (US$885 million) for the twelve months ended June 30, 2010, will now be consolidated into our financial results moving forward.
I believe the current market value does not reflect the fundamentals of Agria’s business but rather it is the result of the recent volatility which impacts the broader market and notably China-based, NYSE listed issuers. Indeed, our ADS price implies a valuation for Agria of far less than the net value of our effective stake in PGG Wrightson (being the market value of our stake in PGG Wrightson net of our related borrowings). In addition to our controlling stake in PGG Wrightson, we continue to invest in and grow our China based business to create further value to our shareholders.
I believe that Dr DeWoskin, as a pre-eminent U.S. strategic thinker on China’s development, will be able to provide Agria’s management with the additional oversight and advice necessary to develop, implement and importantly share our strategic accomplishments with our investors.
In addition, with the appointment of Wah Kwong Tsang as an independent director and Chairman of the Audit Committee and member of Compensation Committee, we have further demonstrated our commitment to compliance of the high financial reporting standards demanded of a NYSE listed company. Finally, I would like to thank Mr. Gary Tim King Yeung and Dr Shangzhong Xu for their continuous service to Agria since our IPO in 2007.”

About Agria Corporation
Agria Corporation (NYSE: GRO) is a China-based agriculture company with operations in China and internationally. In China, we engage in research and development, production and sale of seed products, including field corn seeds, edible corn seeds and vegetable seeds. We own through Agria Asia a 50.01% equity interest in PGW, New Zealand’s largest agricultural services company. PGG Wrightson reported turnover of NZ$1.15 billion (US$885 million) for the twelve months ended June 30, 2010. For more information about PGW, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Contacts:

In China:	In the U.S.:
John Layburn, Acting CFO;	David Pasquale
Chief Strategy and Compliance Officer	Senior Vice President
China Tel: 86-10-8438 1031	U.S. Tel: +914-337-1117
john.layburn@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.